UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q2 2018 Results

ICL

Consolidated Financial Statements (Unaudited)

As at June 30, 2018
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

June 30, 2018	June 30, 2017	December 31, 2017
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	155	79	83
Short-term investments and deposits	80	66	90
Trade receivables	1,074	930	932
Inventories	1,208	1,276	1,226
Assets held for sale	7	122	169
Other receivables	269	227	225
Total current assets	2,793	2,700	2,725

Non-current assets
Investments in equity-accounted investees	29	31	29
Investments at fair value through other comprehensive income	150	208	212
Deferred tax assets	114	148	132
Property, plant and equipment	4,548	4,419	4,521
Intangible assets	688	844	722
Other non-current assets	409	362	373
Total non-current assets	5,938	6,012	5,989

Total assets	8,731	8,712	8,714

Current liabilities
Short-term credit	616	782	822
Trade payables	777	717	790
Provisions	54	81	78
Liabilities held for sale	-	-	43
Other current liabilities	626	605	595
Total current liabilities	2,073	2,185	2,328

Non-current liabilities
Long-term debt and debentures	1,886	2,663	2,388
Deferred tax liabilities	246	302	228
Long-term employee provisions	547	639	640
Provisions	200	179	193
Other non-current liabilities	4	10	7
Total non-current liabilities	2,883	3,793	3,456

Total liabilities	4,956	5,978	5,784

Equity
Total shareholders’ equity	3,710	2,656	2,859
Non-controlling interests	65	78	71
Total equity	3,775	2,734	2,930

Total liabilities and equity	8,731	8,712	8,714

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	1,371	1,322	2,775	2,617	5,418
Cost of sales	913	907	1,886	1,844	3,746

Gross profit	458	415	889	773	1,672

Selling, transport and marketing expenses	197	183	397	363	746
General and administrative expenses	62	65	132	131	261
Research and development expenses	15	13	29	28	55
Other expenses	16	17	24	17	90
Other income	(4)	(7)	(850)	(26)	(109)

Operating income	172	144	1,157	260	629

Finance expenses	76	82	116	174	229
Finance income	(22)	(33)	(47)	(111)	(105)

Finance expenses, net	54	49	69	63	124

Share in earnings of equity-accounted investees	-	1	1	2	-

Income before income taxes	118	96	1,089	199	505

Provision for income taxes	20	41	65	83	158

Net income	98	55	1,024	116	347

Net loss attributable to the non-controlling interests	(3)	(2)	(5)	(9)	(17)

Net income attributable to the shareholders of the Company	101	57	1,029	125	364

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.08	0.04	0.81	0.10	0.29

Diluted earnings per share (in dollars)	0.08	0.04	0.81	0.10	0.29

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,276,257	1,274,666	1,276,454	1,274,432	1,276,072

Diluted (in thousands)	1,278,222	1,275,175	1,278,155	1,274,957	1,276,997

The accompanying notes are an integral part of these condensed consolidated financial statements.
2 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Net income	98	55	1,024	116	347

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(102)	60	(60)	90	152
Net changes of investments at fair value through other comprehensive income	-	(36)	-	(51)	(57)
Tax income relating to items that will be reclassified subsequently to net income	-	1	-	5	5
	(102)	25	(60)	44	100

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	(57)	-	(59)	-	-
Actuarial gains (losses) from defined benefit plan	8	(5)	56	(9)	(17)
Tax income (expense) relating to items that will not be reclassified to net income	(1)	1	(9)	2	3
	(50)	(4)	(12)	(7)	(14)

Total comprehensive income (loss)	(54)	76	952	153	433

Comprehensive loss attributable to the non-controlling interests	(6)	-	(6)	(7)	(13)

Comprehensive income (loss) attributable to the shareholders of the Company	(48)	76	958	160	446

The accompanying notes are an integral part of these condensed consolidated financial statements.

3 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	98	55	1,024	116	347
Adjustments for:
Depreciation and amortization	105	95	202	189	390
Impairment	14	-	14	-	28
Exchange rate and interest expenses, net	6	41	6	98	137
Share in earnings of equity-accounted investees, net	-	(1)	(1)	(2)	-
Gain from divestiture of businesses	-	(6)	(841)	(6)	(54)
Other capital gains	-	-	-	(9)	-
Share-based compensation	5	9	13	11	16
Deferred tax expenses (income)	(1)	(6)	27	7	(46)
	129	132	(580)	288	471

Change in inventories	-	(4)	(42)	24	57
Change in trade and other receivables	(135)	79	(179)	56	21
Change in trade and other payables	97	(70)	28	(102)	(45)
Change in provisions and employee benefits	(25)	7	(51)	12	(4)
Net change in operating assets and liabilities	(63)	12	(244)	(10)	29

Net cash provided by operating activities	164	199	200	394	847

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	-	(28)	10	(38)	(65)
Purchases of property, plant and equipment and intangible assets	(121)	(113)	(248)	(219)	(457)
Proceeds from divestiture of businesses net from transaction expenses paid	(24)	6	907	6	6
Proceeds from sale of equity-accounted investee	-	-	-	-	168
Dividends from equity-accounted investees	-	-	-	3	3
Proceeds from sale of property, plant and equipment	2	-	2	12	12
Net cash provided by (used in) investing activities	(143)	(135)	671	(236)	(333)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(51)	(89)	(120)	(149)	(237)
Receipt of long-term debt	918	225	1,336	645	966
Repayment of long-term debt	(1,498)	(350)	(1,748)	(775)	(1387)
Short-term credit from banks and others, net	(19)	152	(257)	116	147
Net cash used in financing activities	(650)	(62)	(789)	(163)	(511)

Net change in cash and cash equivalents	(629)	2	82	(5)	3
Cash and cash equivalents as at the beginning of the period	798	81	88	87	87
Net effect of currency translation on cash and cash equivalents	(14)	(4)	(15)	(3)	(2)
Cash and cash equivalents included as part of assets held for sale	-	-	-	-	(5)
Cash and cash equivalents as at the end of the period	155	79	155	79	83

The accompanying notes are an integral part of these condensed consolidated financial statements.

4 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Income taxes paid, net of tax refunds	(11)	17	18	38	127
Interest paid	29	34	51	55	111

Effect of businesses divestiture

As at
June 30, 2018
$ millions

Cash and cash equivalents	1
Trade and other receivables	34
Inventories	59
Property, plant and equipment	26
Intangible assets	64
Trade payables and other current liabilities	(28)
Deferred tax liabilities	(3)
Net assets and liabilities	153

Consideration received in cash (1)	943
Income tax paid	(35)
Cash disposed of	(1)
Net cash inflow	907

(1)	The consideration received in cash is net of $10 million transaction expenses. Total consideration includes also preferred equity certificates in the amount of $57 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

5 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended June 30, 2018
Balance as at April 1, 2018	545	186	(293)	36	(260)	3,590	3,804	71	3,875
Share-based compensation	-	-	-	5	-	-	5	-	5
Dividends	-	-	-	-	-	(51)	(51)	-	(51)
Comprehensive loss	-	-	(99)	(57)	-	108	(48)	(6)	(54)
Balance as at June 30, 2018	545	186	(392)	(16)	(260)	3,647	3,710	65	3,775

The accompanying notes are an integral part of these condensed consolidated financial statements.

6 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended June 30, 2017
Balance as at April 1, 2017	544	174	(451)	70	(260)	2,526	2,603	78	2,681
Share-based compensation	-	-	-	9	-	-	9	-	9
Dividends	-	-	-	-	-	(32)	(32)	-	(32)
Comprehensive income	-	-	58	(35)	-	53	76	-	76
Balance as at June 30, 2017	544	174	(393)	44	(260)	2,547	2,656	78	2,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

7 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the six-month period ended June 30, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930
Share-based compensation	-	-	-	13	-	-	13	-	13
Dividends	-	-	-	-	-	(120)	(120)	-	(120)
Comprehensive income (loss)	-	-	(59)	(59)	-	1,076	958	(6)	952
Balance as at June 30, 2018	545	186	(392)	(16)	(260)	3,647	3,710	65	3,775

The accompanying notes are an integral part of these condensed consolidated financial statements.
8 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the six-month period ended June 30, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659
Share-based compensation	-	-	-	11	-	-	11	-	11
Dividends	-	-	-	-	-	(89)	(89)	-	(89)
Comprehensive income (loss)	-	-	88	(46)	-	118	160	(7)	153
Balance as at June 30, 2017	544	174	(393)	44	(260)	2,547	2,656	78	2,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

9 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	1	12	-	3	-	-	16	-	16
Dividends	-	-	-	-	-	(177)	(177)	(1)	(178)
Comprehensive income (loss)	-	-	148	(52)	-	350	446	(13)	433
Balance as at December 31, 2017	545	186	(333)	30	(260)	2,691	2,859	71	2,930

The accompanying notes are an integral part of these condensed consolidated financial statements.

10 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company) is a global specialty minerals and chemicals company operating potash, bromine and phosphate mineral value chains in a unique, integrated business model.  ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL’s existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. Our operations are organized under two segments: the Essential Minerals segment and the Specialty Solutions segment. The Essential Minerals segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

Note 2 – Significant Accounting Policies

Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2017 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

Except as described below, the accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Initial application of new standards, amendments to standards and interpretations

(1)	IFRS 15, Revenue from Contracts with Customers

As from January 1, 2018, the Company initially applies International Financial Reporting Standard 15 (hereinafter in this section - the Standard) which provides guidance on revenue recognition. The Standard establishes two approaches to revenue recognition: at a point in time or over time. The Standard introduces a five-step model for analyzing transactions in order to determine the timing of the recognition and the amount of revenue. In addition, the Standard provides new and broader disclosure requirements than those existing today. The Company elected to apply the Standard using the cumulative effect approach.

11 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)	IFRS 15, Revenue from Contracts with Customers (cont’d)

The implementation of the Standard did not have a material effect on the financial statements, therefore the balance of retained earnings as of January 1, 2018 was not adjusted.

According to the Standard, the Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

(2)	IFRS 9 (2014), Financial Instruments

Commencing the first quarter of 2018, the Company applies IFRS 9 (2014) “Financial Instruments” (hereinafter – IFRS 9), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (hereinafter – IAS 39), without revision of the comparative data. Implementation of the Standard did not have a material effect on the financial statements and, therefore, the balance of retained earnings as of January 1, 2018 was not adjusted.

On the initial implementation date, the Company chose to designate the investment in YTH shares at fair value through other comprehensive income (under IAS 39, the investment in YTH shares was classified as an available-for-sale financial asset).

Initial recognition and measurement

The Company initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets and financial liabilities are recognized initially on the trade date at which time the Company becomes a party to the contractual provisions of the instrument. Generally, a financial asset or financial liability is initially measured at fair value. In the case of fair value not through profit and loss, the measurement will be at fair value plus transaction costs directly attributable to acquisition or issuance of the financial asset or financial liability. A trade receivable that does not include a significant financing component is initially measured at the transaction price.

Financial assets - classification and subsequent measurement

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

12 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

Initial application of new standards, amendments to standards and interpretations (cont’d)

(2) IFRS 9 (2014), Financial Instruments (cont’d)

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss: (1) It is held as part of a business model whose objective is to hold assets in order to collect the contractual cash flows; and (2) The contractual terms of the financial asset give rise on specified dates to cash flows representing solely payments of principal and interest on the principal amount outstanding.

In certain cases, on initial recognition of an equity investment that is not held for trading, the Group irrevocably elects to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income, as described above, are measured at fair value through profit or loss. Upon initial recognition, the Group designates financial assets as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Impairment

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt instruments at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of impairment

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

13 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

New standards not yet adopted

IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”)

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard annuls the existing requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee should recognize a right-of-use asset and a lease liability in its financial statements.

Method of application and expected effects

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption. The Company plans to adopt IFRS 16 as from January 1, 2019.

The Company plans to elect to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at a group borrowing rate at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard is not expected to influence the balance of retained earnings and equity at the date of initial application.

Main Expedients that the Company intends to elect:

1)
Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year. Furthermore, not applying the requirement to recognize a right-of-use asset and a lease liability for leases that end within 12 months from the date of initial application.

2)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

3)
Relying on a previous assessment of whether an arrangement contains a lease in accordance with current guidance, IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to agreements that exist at the date of initial application.

4)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

For leases in which the Company is the lessee and which were classified before the date of initial application as operating leases, except for when the Company has elected to apply the standard’s expedients as aforesaid, the Company should recognize a right-of-use asset and a lease liability at initial application for all the leases that award it control over the use of identified assets for a specified period of time. Based on the assessment as at June 30, 2018, the changes in the initial application are expected to result in an increase of $250 million in the balance of right-of-use assets and in the balance of the lease liability.

14 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

New standards and interpretations not yet adopted (cont’d)

Method of application and expected effects (cont’d)

Accordingly, depreciation and amortization expenses will be recognized in respect of the right‑of‑use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability. Therefore, as from the date of initial application, the lease expenses relating to assets leased under an operating lease, will be recognized as depreciation and amortization expenses and as interest expenses. The Group's discount rates used for measuring the lease liability are in the range of 3.47% to 6.375%.

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating potash, bromine and phosphate mineral value chains in a unique, integrated business model. The Company operates via two segments: the Essential Minerals segment and the Specialty Solutions segment.

Essential Minerals Segment – this segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The segment targets agriculture markets and constantly focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. ICL Potash & Magnesium also mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate Commodities – ICL Phosphate Commodities mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate Commodities produces sulphuric acid, fertilizer-grade (“green”) phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe, mainly used as a raw material for the production of the Company’s downstream phosphate value chain and marketed worldwide, primarily in Europe, Brazil, India and China.

15 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments (cont'd)

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces water soluble specialty fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, China, North America and Israel.

Specialty Solutions Segment – this segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by‑product of the KCl production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products produces several grades of KCl, salt, magnesium chloride and magnesia products. ICL Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, cleaning materials, oral hygiene, carbonated drinks and asphalt modification. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the fertilizer-grade phosphoric acid manufactured by ICL Phosphate Commodities and also manufactures thermal phosphoric acid. The purified phosphoric acid and thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. At the end of the first quarter of 2018, ICL’s Fire Safety and Oil Additives (P2S5) businesses were sold.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany, the United States, Brazil, China, and Austria, which mainly process phosphates, milk, and spices, and also operates blending facilities in Germany, the UK, the United States, Brazil, Argentina and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

Other Activities – business activities that are not reviewed regularly by the organization’s chief operating decision maker.

16 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements.

The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

4. Organizational structure alignment with the Company’s strategy

On July 31, 2018, ICL's Board of Directors approved adjustments to ICL's organizational structure in order to align with its strategy, launched earlier this year. ICL's strategy is based on enhancing market leadership across its three core mineral value chains of Bromine, Potash and Phosphate, as well as realizing the growth potential of Innovative Ag Solutions. In accordance, the Company's operations will be divided into four business divisions: Industrial Products (Bromine); Potash; Phosphate Solutions; and Innovative Ag Solutions. The organizational structure adjustment will enter into effect by the end of August 2018.

The Company is presently in the process of reviewing the accounting implications, including the reporting of its operational segments in its financial statements as required in accordance with the applicable accounting standards.

17 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions

For the three-month period ended June 30, 2018

Sales to external parties	631	727	13	-	1,371
Inter-segment sales	18	61	-	(79)	-
Total sales	649	788	13	(79)	1,371

Segment profit	139	111	2		252
General and administrative expenses					(62)
Other expenses not allocated to segments and intercompany eliminations					(18)
Operating income					172

Financing expenses, net					(54)
Income before taxes on income					118

Capital expenditures	16	134	1		151
Total capital expenditures					151

Depreciation and amortization	27	77	1		105
Depreciation, amortization and impairment not allocated					14
Total depreciation, amortization and impairment					119

18  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions

For the three-month period ended June 30, 2017

Sales to external parties	625	687	10	-	1,322
Inter-segment sales	15	49	1	(65)	-
Total sales	640	736	11	(65)	1,322

Segment profit	135	81	1		217
General and administrative expenses					(65)
Other expenses not allocated to the segments and intercompany eliminations					(8)
Operating income					144

Financing expenses, net					(49)
Share in earnings of equity-accounted investee					1
Income before taxes on income					96

Capital expenditures	18	90	1		109
Total capital expenditures					109

Depreciation and amortization	27	66	-		93
Depreciation and amortization not allocated					2
Total depreciation and amortization					95

19  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions

For the six-month period ended June 30, 2018

Sales to external parties	1,272	1,479	24	-	2,775
Inter-segment sales	36	123	-	(159)	-
Total sales	1,308	1,602	24	(159)	2,775

Segment profit	270	201	3		474
General and administrative expenses					(132)
Other income not allocated to segments and intercompany eliminations					815
Operating income					1,157

Financing expenses, net					(69)
Share in earnings of equity-accounted investee					1
Income before taxes on income					1,089

Capital expenditures	35	227	1		263
Capital expenditures not allocated					1
Total capital expenditures					264

Depreciation and amortization	54	146	2		202
Depreciation, amortization and impairment not allocated					14
Total depreciation, amortization and impairment					216

20  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions

For the six-month period ended June 30, 2017

Sales to external parties	1,224	1,373	20	-	2,617
Inter-segment sales	29	97	2	(128)	-
Total sales	1,253	1,470	22	(128)	2,617

Segment profit	250	147	1		398
General and administrative expenses					(131)
Other expenses not allocated to the segments and intercompany eliminations					(7)
Operating income					260

Financing expenses, net					(63)
Share in earnings of equity-accounted investee					2
Income before taxes on income					199

Capital expenditures	30	189	1		220
Capital expenditures not allocated					1
Total capital expenditures					221

Depreciation and amortization	55	131	1		187
Depreciation and amortization not allocated					2
Total depreciation and amortization					189

21  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions

For the year ended December 31, 2017

Sales to external parties	2,588	2,789	41	-	5,418
Inter-segment sales	62	219	2	(283)	-
Total sales	2,650	3,008	43	(283)	5,418

Segment profit	554	359	1		914
General and administrative expenses					(261)
Other expenses not allocated to segments and intercompany eliminations					(24)
Operating income					629

Financing expenses, net					(124)
Income before taxes on income					505

Capital expenditures	80	423	1		504
Capital expenditures not allocated					3
Total capital expenditures					507

Depreciation, amortization and impairment	111	274	3		388
Depreciation, amortization and impairment not allocated					30
Total depreciation, amortization and impairment					418

22  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Sales by Business Lines

4-6/2018		4-6/2017		1-6/2018		1-6/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Specialty Solutions Segment
Industrial Products	331	24	291	22	648	23	601	23	1,193	22
Advanced Additives	154	11	208	16	331	12	377	14	877	16
Food Specialties	169	12	147	11	336	12	285	11	596	11
	654	47	646	49	1,315	47	1,263	48	2,666	49
Essential Minerals Segment
Phosphate Commodities	267	20	264	20	532	19	556	21	1,052	19
Potash & Magnesium	346	25	314	24	699	25	597	23	1,383	26
Specialty Fertilizers	212	16	190	14	433	16	382	15	692	13
	825	61	768	58	1,664	60	1,535	59	3,127	58
Other activities and intercompany sales	(108)	(8)	(92)	(7)	(204)	(7)	(181)	(7)	(375)	(7)
Total	1,371	100	1,322	100	2,775	100	2,617	100	5,418	100

D. Sales by Geographical Regions

4-6/2018		4-6/2017		1-6/2018		1-6/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	523	38	457	34	1,106	40	991	38	1,918	35
Asia	333	24	325	25	667	24	607	23	1,342	25
North America	215	16	276	21	482	17	570	22	1,175	22
South America	191	14	194	15	310	11	292	11	666	12
Rest of the world	109	8	70	5	210	8	157	6	317	6
Total	1,371	100	1,322	100	2,775	100	2,617	100	5,418	100

23  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont'd)

E. Sales by Main Countries

4-6/2018		4-6/2017		1-6/2018		1-6/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	198	14	260	20	443	16	536	20	1,091	20
Brazil	178	13	176	13	283	10	253	10	594	11
China	164	12	158	12	330	12	303	12	724	13
Germany	104	8	93	7	208	7	191	7	378	7
United Kingdom	100	7	77	6	217	8	166	6	328	6
Spain	72	5	61	5	143	5	140	5	264	5
France	66	5	53	4	140	5	124	5	265	5
India	60	4	55	4	100	4	92	4	200	4
Israel	56	4	44	3	105	4	96	4	171	3
Australia	38	3	13	1	70	3	26	1	85	2
All other	335	25	332	25	736	26	690	26	1,318	24
Total	1,371	100	1,322	100	2,775	100	2,617	100	5,418	100

24  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, other non-current financial assets and other debit balances, short-term credit, payables and other credit balances and long-term loans bearing variable interest and other liabilities, correspond to or approximate their fair value.

The following table details the book value and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2018		June 30, 2017		December 31, 2017
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	242	247	229	238	271	279

Debentures bearing fixed interest
Marketable	1,212	1,228	1,242	1,289	1,247	1,291
Non-marketable	281	277	281	293	281	288
	1,735	1,752	1,752	1,820	1,799	1,858

25  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Levels definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

June 30, 2018	June 30, 2017	December 31, 2017
Level 2	Level 2	Level 2
$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	150	208	212
Derivatives used for economic hedging, net	34	71	63
	184	279	275

(1)
Investment in 15% of the share capital of YTH, which is subject to a three-year lock‑up period as required by Chinese law, which will expire in January 2019. Measurement of the fair value of the discount rate in respect of the lock‑up period was calculated by use of the Finnerty 2012 Model and is based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on a YTH share in this period. The impact deriving from a possible and reasonable change in these data items, which are not observed, is not material.

26  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions

A.	Share‑based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (millions)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
March 6, 2018	Officers and senior employees	5.5	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (as amended) to 508 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date. (2) one third at the end of 24 months after the grant date. (3) one third at the end of 36 months after the grant date.	March 6, 2025
May 14, 2018	CEO	0.4	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (as amended).			May 14, 2025

Additional Information

	March 2018 Options Grant	May 2018 Options Grant
Share price	NIS 15.15 ($4.38)*	NIS 16.54 ($4.63)*
Original exercise price	NIS 14.52 ($4.20)*	NIS 15.76 ($4.42)*
Expected volatility	28.9%	28.8%
Expected life of options (in years)	7	7
Risk-free interest rate	0.03%	0.01%
Total fair value	$8 million	$0.6 million
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share	Reduced on the "ex-dividend" date by the amount of the dividend per share

* The share price and exercise price are translated into dollar based on the exchange rate on the grant date for convenience purposes only.

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance will be performed through a trustee under the Capital Gains Track. The fair value of the options was calculated using the Black & Scholes model for pricing options. The exercise price is set according to the average closing share price in the TASE during the 30 trading days prior to the grant date and is linked to the CPI that is known on the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date. The expiration date of the options is 7 years from the grant date.

27  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont’d)

A.	Share‑based payments to employees (cont’d)

1.	Non-marketable options (cont’d)

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

Each option may be exercised into one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon the issuance thereof.

The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period.

The cost of grants complying with the Company’s policy relating to “Rule 75” (accelerated vesting period for employees which their age plus their years of employment in the Company exceeds 75) is recognized in the income statements at the date were the employee complies with “Rule 75”.

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (millions)	Additional Information	Instrument terms	Vesting conditions	Fair value at the grant date ($ millions)
March 6, 2018	Officers and senior employees	1.7	The value of the restricted shares was determined according to the closing price on the TASE on the immediately preceding trading day prior to the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan (as amended).	3 equal tranches: (1) one third at the end of 12 months after the grant date. (2) one third at the end of 24 months after the grant date. (3) one third at the end of 36 months after the grant date.	8
May 14, 2018	CEO	0.1				0.6

On June 19, 2018, the Company’s Board of Directors approved an equity grant to the Executive Chairman of the Board of Directors, Mr. Johanan Locker, in a total value of NIS 3.3 million (approx. $0.9 million) comprised of NIS 2.4 million of non‑marketable and non‑transferrable options exercisable into Ordinary Shares and NIS 0.9 million of restricted shares.

In addition, the Board of Directors approved an equity grant for 2019 to each director of the company (excluding the Executive Chairman of the Board of Directors and the directors whom are office holders in Israel Corporation), in the form of restricted shares in a total value of NIS 0.3 million (approx. $0.08 million) per director. The grant date is expected to occur on January 1, 2019.

28  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont’d)

A.	Share‑based payments to employees (cont’d)

2.	Restricted shares (cont’d)

The above-mentioned grants are subject to the approval of the General Meeting of the Company's shareholders expected to be held on August 20, 2018, which is considered as the grant date.

The options and restricted shares will vest in three equal tranches: one‑third at the end of 12 months after the grant date, one‑third at the end of 24 months after the grant date and one‑third at the end of 36 months after the grant date. The options will expire at the end of seven years from the grant date. Each option may be exercised for one ordinary share of NIS 1 per value of the Company.

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 13, 2018	March 14, 2018	70	0.05
May 10, 2018	June 20, 2018	52	0.04
July 31, 2018 (after the date of the report)*	September 4, 2018	56	0.04

* The dividend will be distributed on September 4, 2018 with a record date for eligibility for the dividend of August 21, 2018.
29  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
On July 2, 2018, an application for certification of a class action was filed with the Central District Court against the Company and its subsidiaries, Rotem Amfert Negev Ltd. and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants). The causes of action are the alleged exploitation of the Defendants' monopolistic position to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the position of the Restricted Trade Practices Law, and unjust enrichment at the expense of the plaintiff and the represented group. The representative plaintiff is a Kibbutz member that grows various plants and trees in his yard and in a nearby orchard. The represented group includes all consumers who purchased, directly or indirectly, solid phosphate fertilizer products manufactured by the Defendants, or farming produce fertilized with solid phosphate fertilizer or food products that include such farming produce, in the years 2011-2018 (hereinafter – the Represented Group).

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused them, in the total amount of NIS 56 million (about $15 million), based on a calculation pursuant to the "difference test", measuring the difference between the price of a product and its cost, as described in the statement of claim, or in the amount of about NIS 73 million (about $20 million), based on the "comparison test", comparing the price of a product to its price in other markets, as described in the statement of claim. It should be noted that the Company's total sales of solid phosphate fertilizers in Israel during 2017 were negligible. The Company is reviewing the application and will submit its position to the Court as required by law. As at the date of the report, considering the early stage of the proceeding, the Company is unable to assess the chances the application will be accepted.

2.
On June 5, 2018, the Company entered into a sale agreement for the assets and business of its subsidiary, Rovita, for no consideration (hereinafter – the Agreement). Rovita produces commodity milk protein products, using by-products from the whey protein business of Prolactal, which is part of ICL’s Specialty Solutions segment. On July 2, 2018, the Company completed the sale transaction. As a result, the Company recognized, in its financial statements for the second quarter of 2018, a loss deriving from the write-off of all Rovita’s assets, in the amount of $16 million (about $12 million after tax), which is presented under “other expenses” in the statement of income.

3.
On May 20, 2018, a collective labor agreement was signed between Dead Sea Works Ltd. (hereinafter - DSW) and the DSW’s Workers Council, the General Organization of Workers in Israel and the Histadrut’s Negev District branch, for a period of five years (hereinafter – the Agreement), commencing on October 1, 2017, the termination date of the previous labor agreement. The key provisions of the Agreement are as follows:

a)	Arrangement of wage increases to the employees to whom the Agreement applies.

b)	Completion of execution of the DSW efficiency plan by September 30, 2021, in accordance with the provisions specified in the Agreement.

c)	During the efficiency period, mentioned above, no collective dismissals shall be implemented.

30  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (Cont'd)

3.      (cont'd)

d) The declared labor disputes are cancelled and throughout the Agreement period appropriate labor relations shall be maintained and no actions shall be taken which may cause a work disruption.

e) Payment of a signing bonus upon signing of the Agreement.

Considering the aforesaid, in the financial statements for the second quarter of 2018 the Company recognized an expense in the amount of $5 million due to the signing bonus, which is presented under "salary expenses" in the statement of income.

4.
Further to Note 21 to the annual financial statements, regarding the Dead Sea Concession, on May 23, 2018, the Israeli Ministry of Finance published the interim report of the inter-ministry team headed by the Chief Economist, Mr. Yoel Naveh, which examined the required government actions towards the end of the Dead Sea concession period in 2030. The team’s interim report includes a series of guiding principles and recommendations regarding the actions which the government should take, and is subject to a public hearing. On July 5, 2018, the Company submitted its position within the framework of the public hearing process. As at the date of the report, since the interim report was only initially published for public remarks and merely includes guiding principles and a recommendation to establish sub-teams to implement such principles, the Company is unable to assess, at this stage, the concrete, final implications thereof or the date of their publication.

5.	Debentures:

5.1
Further to Note 16 to the annual financial statements, on May 29, 2018, the Company completed a cash tender offer for any and all its debentures Series D, senior notes due in 2024 with a coupon of 4.5%. Following the tender offer, the Company repurchased an amount of $616 million out of the original principal of $800 million. As a result, in the financial statements for the second quarter of 2018, the Company recorded financing expenses in the amount of $12 million.

5.2	On May 31, 2018, the Company completed a private offering of senior unsecured notes (hereinafter – Series F Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, in a total amount of $600 million, due May 31, 2038. The Series F Debentures carry an annual coupon of 6.375%, to be paid in semiannual installments on May 31 and November 30 of each year, commencing November 30, 2018 and up to the final repayment date. The issuance price of the Series F Debentures was identical to their carrying amount with a yield of 6.375%.

According to the terms of the Series F Debentures, the Company is required to comply with certain covenants, including limitations on liens, restrictions on sale and lease-back transactions and standard restrictions on merger and/or transfer of assets. The Company is also required to offer to repurchase the Series F Debentures upon the occurrence of a "change of control" event, as defined in the indenture for the Series F Debentures. In addition, the terms of the Series F Debentures include customary events of default, including a cross‑acceleration to other material indebtedness.

31  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (Cont'd)

5.      (cont'd)

The Company is entitled to optionally repay the outstanding Series F Debentures at any time prior to the final repayment date, under certain terms, subject to payment of an agreed early repayment premium. The Series F Debentures have been rated BBB- by S&P Global Inc. and Fitch Rating Inc. with a stable rating outlook.

6.
On May 10, 2018 and on June 21, 2018, respectively, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook, and credit rating agency S&P Ma’alot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

7.
Further to Note 21 to the annual financial statements, in connection with the three applications for certification of claims as class actions against the Company as a result of a partial collapse of the dike in the evaporation pond of Rotem Amfert Negev Ltd. (hereinafter ‑ Rotem) which caused contamination of the Ashalim Stream and its surrounding area, on May 1, 2018, the Israel Nature and Parks Authority (hereinafter – NPA) filed a motion with the Be’er Sheva District Court to strike the three applications mentioned above as, according to NPA, it is the entity most suitable to serve as the representative plaintiff in a class action in this regard.

Concurrently, NPA filed an application for certification of a class action against the Company, Rotem and past and present officers of the Company and Rotem (jointly hereinafter - the Respondents), respecting the Ashalim incident. According to NPA, the Respondents, jointly and/or severally, are liable for compensation due to the Ashalim incident, among other things by virtue of torts law and/or unjust enrichment law and by virtue of any other law. In the Application, the Court was requested, among other things, to issue orders the purpose of which is to take all necessary measures to prevent recurrence of the environmental hazard, and also to cooperate with NPA and the State's authorities in order to minimize the ecological and environmental damage and see to restoration of the nature reserve. Furthermore, the Court was requested to grant monetary relief to the public injured by the ecological and environmental damage, and to grant a monetary relief for purposes of restoration of the nature reserve, in the aggregate amount of NIS 397 million (about $110 million). The Company is studying the applications and considering its legal steps. In light of the preliminary stages of the applications and the scarcity of similar precedents, it is difficult, at this stage, to estimate the outcome of this proceeding.

On May 16, 2018, the Company was served with a motion for discovery and perusal of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and Rotem who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. The Company is reviewing the Motion and will submit its position to the Court.

32  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (Cont'd)

8.
Further to Note 21 of the annual financial statements, in connection with the appeal filed by Adam Teva V’Din – Israeli Association for Environmental Protection (hereinafter – ATD) in the matter of the building permit for Pond 4, in March 2018, the Appeals Committee fully denied the claims of ATD regarding the permit, which remained in effect until May 31, 2018. Regarding the permits for Pond 5, the Appeals Committee determined that in connection with the northern part of the Pond, the permits for continuation of preparation works and use may presently be issued. As for the southern part of the pond, the Committee determined that the permit for continuation of the preparation works and the use permit are subject to a decision of the Tamar Local Building and Planning Committee, which will be issued pursuant to the results of a discussion, headed by the Ministry of Environmental Protection, relating to the future of the gypsum ponds and their location.

On May 16, 2018, ATD filed an administrative petition against the Appeals Committee, wherein it requests the Court to order that: (1) the Appeals Committee's ruling is void, as well as any permit issued by virtue thereof for ponds 4 and 5; (2) the “relief” in implementation of the outline plan applying to the region, as provided in the Appeals Committee ruling, constitutes a breach of the provisions of the outline plan applying to the region; and (3) the Local Committee shall act to enforce the law and abstain from further planning procedures and permits until such enforcement actions are taken. The Company filed its position to the Court in July 2018. The Company estimates that the chances that the petitioner’s claims will be sustained, in whole or in part, in a manner causing invalidation of the permits, are lower than the chances of their being denied, among other things, as this is the third appeal concerning the same decision of the Local Committee.

9.
Further to Note 21 to the annual financial statements, regarding the urban license for the Sallent site and following the Urban Catalan Central Commission (CUCC) demand to legalize the current uses of Cogullo Salt Mountain, on July 5, 2018, the City Council issued the urban license to the Copmany. In addition, regarding the permit to pile up salt in Sallent, on June 12, 2018, the Company received the CUCC's approval to continue piling up the salt up to June 30, 2019.

10.
Further to Note 21 to the annual financial statements, regarding the National Outline Plan (hereinafter – NOP 14B), which includes the Barir field, in March 2018, a discussion regarding the appeal filed by the Minister of Health was held in the Housing Cabinet, in which it was decided, with the consent of the Ministry of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B. In addition, it was decided to establish a team with representatives of the ministries; Treasury, Health, Transportation, Environmental Protection and energy, which will present to the housing cabinet a report that includes health aspects for NOP 14B. In April 2018, the NOP 14B was formally published. On July 23, 2018, an additional petition to revoke the approval of the NOP 14B was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National Building and Zoning Council, the Ministry of Health, the Israeli Ministry of Environmental Protection and Rotem Amfert.

11.
Further to Note 11 to the annual financial statements, on March 28, 2018, the Company completed the sale transaction of the fire safety and oil additives business, for a total consideration of $1,010 million, of which $953 million is in cash and $57 million in the form of preferred equity certificates issued by a subsidiary of the buyer. As a result, in the financial statements for the first quarter of 2018, the Company recorded a capital gain, net of transaction expenses, of $841 million, which is presented under "other income" in the consolidated statement of income.

33  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

12.
In March 2018, an application for certification of a claim as a class action was filed with the District Court in Be’er Sheva by two groups: the first class constituting the entire public in the State of Israel and the second class constituting visitors of Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Amfert Negev Ltd. and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and in doing so the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Torts Ordinance – breach of statutory duty, negligence and unjust enrichment.

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $410 million). In the Company's estimation, considering the early stage of the proceeding and due to unprecedented questions that arise from the request, it is not possible to assess, at this stage, the chances the application will be accepted.

13.
Further to Note 21 to the annual financial statements, regarding the royalty arbitration proceedings, in March 2018, the Company filed a counter‑opinion in respect of the State's claim to an additional amount as a result of an alleged underpayment of royalties. The Company believes that the State's main claims are unfounded and in its estimation the chances they will be rejected by the arbitrators are higher than they will be accepted. As at the date of the report, the Company has paid the full amount of the additional royalties in connection with the claims that are not disputed.

14.
In January 2018, in light of the Company's decision to discontinue the production of potash at ICL UK and to commence full production of Polysulphate in the second half of 2018, a plan was approved for personnel reduction, following which the Company recorded an increase of about $7 million in the provision for employee benefits in its financial statements for the first quarter of 2018.

15.
Further to Note 26 to the annual financial statements, in connection with the framework agreement with the controlling shareholder, Israel Corporation Ltd., during the first quarter of 2018, the Company repaid all of its loans, in the amount of $175 million.

34  Israel Chemicals Limited Quarterly Report

ICL

Operating and Financial Review and Prospects

June 30, 2018

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 7, 2018.

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

The attached report for the second quarter of 2018 (hereinafter – “the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2017 (hereinafter – “the Annual Report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on March 7, 2018, and up to the publication date of the Quarterly Report.

36 Israel Chemicals Limited Q2 2018 Results

Performance Overview

Overview

ICL is a global specialty minerals and chemicals company operating potash, bromine and phosphate mineral value chains in a unique, integrated business model.  ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL’s existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. Our operations are organized under two segments: the Essential Minerals segment and the Specialty Solutions segment. The Essential Minerals segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

Operating Segments

Our operations are organized under two segments: the Essential Minerals segment and the Specialty Solutions segment.

Essential Minerals Segment – this segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The segment targets agriculture markets and constantly focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. ICL Potash & Magnesium also mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK. The magnesium business produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate Commodities – ICL Phosphate Commodities mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate Commodities produces sulphuric acid, fertilizer-grade (“green”) phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe, mainly used as a raw material for the production of the Company’s downstream phosphate value chain and marketed worldwide, primarily in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces water soluble specialty fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, China, North America and Israel.

37 Israel Chemicals Limited Q2 2018 Results

Specialty Solutions Segment – this segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, as well as product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by‑product of the KCl production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products produces several grades of KCl, salt, magnesium chloride and magnesia products. ICL Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, cleaning materials, oral hygiene, carbonated drinks and asphalt modification. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the fertilizer-grade phosphoric acid manufactured by ICL Phosphate Commodities and also manufactures thermal phosphoric acid. The purified phosphoric acid and thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. At the end of the first quarter of 2018, ICL’s Fire Safety and Oil Additives (P2S5) businesses were sold.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the business line produces milk and whey proteins for the food ingredients industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany, the United States, Brazil, China, and Austria, which mainly process phosphates, milk, and spices, and also operates blending facilities in Germany, the UK, the United States, Brazil, Argentina and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

Other Activities – business activities that are not reviewed regularly by the organization’s chief operating decision maker.

38 Israel Chemicals Limited Q2 2018 Results

Financial Figures and Non-GAAP Financial Measures

4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,371	-	1,322	-	2,775	-	2,617	-	5,418	-
Gross profit	458	33	415	31	889	32	773	30	1,672	31
Operating income	172	13	144	11	1,157	42	260	10	629	12
Adjusted operating income (1)	188	14	153	12	339	12	269	10	652	12
Net income - shareholders of the Company	101	7	57	4	1,029	37	125	5	364	7
Adjusted net income - shareholders of the Company (1)	113	8	64	5	219	8	132	5	389	7
Adjusted EBITDA (2)	296	22	251	19	547	20	469	18	1,059	20
Cash flows from operating activities	164	-	199	-	200	-	394	-	847	-
Purchases of property, plant and equipment and intangible assets (3)	121	-	113	-	248	-	219	-	457	-

(1) See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2) See “Adjusted EBITDA for the periods of activity" below.

(3) See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.
39 Israel Chemicals Limited Q2 2018 Results

Adjustments to reported operating and net income (Non-GAAP)

4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income	172	144	1,157	260	629
Capital gain (1)	-	(6)	(841)	(6)	(54)
Impairment of assets (2)	16	-	16	-	32
Provision for early retirement and dismissal of employees (3)	-	15	7	15	20
Provision for legal claims (4)	-	-	-	-	25
Total adjustments to operating income	16	9	(818)	9	23
Adjusted operating income	188	153	339	269	652
Net income attributable to the shareholders of the Company	101	57	1,029	125	364
Total adjustments to operating income	16	9	(818)	9	23
Adjustments to finance expenses (5)	-	-	-	-	-
Total tax impact of the above operating income & finance expenses adjustments	(4)	(2)	8	(2)	(4)
Tax assessment and deferred tax adjustments (6)	-	-	-	-	6
Total adjusted net income - shareholders of the Company	113	64	219	132	389

(1)
In 2018, capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses. In 2017, additional consideration received regarding earn-out of 2015 divestitures, capital gain from IDE divestiture and capital gain from deconsolidation of Allana Afar in Ethiopia.

(2)
Impairment in value and write-down of assets. In 2018, write-off of Rovita’s assets following its sale (see also “Other Information”). In 2017, relating to impairment of an intangible asset in Spain, write-down of an investment in Namibia and impairment of assets in China and the Netherlands.

(3)
Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2018, provisions relating to the Company’s facilities in the United Kingdom (CPL) and Israel (ICL Rotem). In 2017, provisions relating to ICL Rotem’s facilities in Israel, and to subsidiaries in North America and Europe.

40 Israel Chemicals Limited Q2 2018 Results

(4)
Provision for legal claims in 2017:  judgment relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, a decision of the European Commission concerning past grants received by a subsidiary in Spain, claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, a provision in connection with prior periods in respect of royalties’ arbitration in Israel, reversal of the provision for retroactive electricity charges in connection with prior periods and settlement of the dispute with Great Lakes (a subsidiary of Chemtura Corporation).

(5)
Interest and linkage expenses in 2017 related to a decision of the European Commission which was fully offset by income in connection with the resolution of the Appeals Court for Tax Matters in Belgium.

(6)
An internal transaction in preparation of the low-synergy business divestitures, resulting in tax liabilities (see also capital gain from divestment of the Fire Safety and Oil Additives (P2S5) businesses above), and tax income relating to the resolution of the Appeals Court for Tax matters in Belgium.

Consolidated adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	101	57	1,029	125	364
Depreciation and Amortization	105	95	202	189	390
Financing expenses, net	54	49	69	63	124
Taxes on income	20	41	65	83	158
Adjustments *	16	9	(818)	9	23
Total adjusted EBITDA	296	251	547	469	1,059

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

41 Israel Chemicals Limited Q2 2018 Results

Business line's additional information

For the three-month period ended June 30, 2018	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Specialty Fertilizers	Phosphate Commodities	Setoff	Segment Total	Advanced Additives	Food Specialties	Industrial Products	Setoff	Segment Total
	$ millions					$ millions
Sales	346	212	267	(37)	788	154	169	331	(5)	649
Business line's profit**	76	23	9	3	111	29	18	94	(2)	139
Depreciation & Amortization	35	4	38	-	77	6	5	16	-	27
Capital expenditures	89	4	41	-	134	-	5	11	-	16

For the three-month period ended June 30, 2017	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Specialty Fertilizers	Phosphate Commodities	Setoff	Segment Total	Advanced Additives*	Food Specialties	Industrial Products	Setoff	Segment Total
	$ millions					$ millions
Sales	314	190	264	(32)	736	208	147	291	(6)	640
Business line's profit**	61	19	3	(2)	81	47	13	76	(1)	135
Depreciation & Amortization	31	5	30	-	66	8	4	15	-	27
Capital expenditures	52	3	35	-	90	5	2	11	-	18

For the six-month period ended June 30, 2018	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Specialty Fertilizers	Phosphate Commodities	Setoff	Segment Total	Advanced Additives*	Food Specialties	Industrial Products	Setoff	Segment Total
	$ millions					$ millions
Sales	699	433	532	(62)	1,602	331	336	648	(7)	1,308
Business line's profit**	138	48	15	-	201	63	36	172	(1)	270
Depreciation & Amortization	69	9	68	-	146	13	10	31	-	54
Capital expenditures	151	5	71	-	227	3	8	24	-	35

42 Israel Chemicals Limited Q2 2018 Results

For the six-month period ended June 30, 2017	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Specialty Fertilizers	Phosphate Commodities	Setoff	Segment Total	Advanced Additives*	Food Specialties	Industrial Products	Setoff	Segment Total
	$ millions					$ millions
Sales	597	382	556	(65)	1,470	377	285	601	(10)	1,253
Business line's profit**	98	39	11	(1)	147	72	25	153	-	250
Depreciation & Amortization	60	9	62	-	131	16	8	31	-	55
Capital expenditures	110	5	74	-	189	6	4	20	-	30

For the year ended December 31, 2017	Essential Minerals segment					Specialty Solutions segment
	Potash & Magnesium	Specialty Fertilizers	Phosphate Commodities	Setoff	Segment Total	Advanced Additives*	Food Specialties	Industrial Products	Setoff	Segment Total
	$ millions					$ millions
Sales	1,383	692	1,052	(119)	3,008	877	596	1,193	(16)	2,650
Business line's profit**	282	56	23	(2)	359	201	51	303	(1)	554
Depreciation & Amortization	128	19	127	-	274	32	18	61	-	111
Capital expenditures	270	12	141	-	423	15	16	49	-	80

*   The operating results presented herein include the results of ICL’s Fire Safety and Oil Additives (P2S5) businesses which were sold at the end of the first quarter of 2018.
** The Company does not attribute general and administrative expenses, finance expenses or tax expenses by segment or to individual business lines.

43 Israel Chemicals Limited Q2 2018 Results

Consolidated Results of Operations

Results of operations for the period April – June 2018

Sales	Expenses	Operating income
$ millions

Q2 2017 figures	1,322	(1,178)	144
Total adjustments Q2 2017*	-	9	9
Adjusted Q2 2017 figures	1,322	(1,169)	153
Divested businesses	(68)	43	(25)
Adjusted Q2 2017 figures (excluding divested businesses)	1,254	(1,126)	128
Quantity	-	2	2
Price	78	-	78
Exchange rate	39	(40)	(1)
Raw materials	-	(16)	(16)
Energy	-	(1)	(1)
Transportation	-	(3)	(3)
Operating and other expenses	-	1	1
Adjusted Q2 2018 figures	1,371	(1,183)	188
Total adjustments Q2 2018*	-	16	16
Q2 2018 figures	1,371	(1,199)	172

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-	Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018.

-
Quantity – the positive impact on the operating income derives mainly from a positive mix effect due to an increase in the quantities sold of bromine-based industrial products and flame retardants in ICL Industrial Products, acids in ICL Advanced Additives and specialty agriculture products in ICL Specialty Fertilizers, offset by a minor decline in potash and phosphoric acid quantities sold in ICL Essential Minerals.

-
Price – the positive impact on the sales and operating income derives mainly from an increase in the selling prices of potash (an increase of $31 in the average FOB price per tonne compared to the corresponding quarter last year), as well as value-oriented sales initiatives, an increase in the selling prices of bromine-based industrial products in ICL Industrial Products and phosphate fertilizers in ICL Phosphate Commodities.

-	Exchange rate – the minor decrease derives mainly from the revaluation of the euro against the dollar.

-
Raw materials – the negative impact on the operating income derives mainly from an increase in sulphur prices (used for production in ICL Phosphate Commodities and ICL Advanced Additives) and an increase of the prices of various raw materials used for products of ICL Specialty Fertilizers.

-	Transportation – the negative impact derives mainly from an increase in marine transportation prices.

44 Israel Chemicals Limited Q2 2018 Results

The following table sets forth sales by geographical regions based on the location of the customer:

4-6/2018		4-6/2017
$ millions	% of sales	$ millions	% of sales

Europe	523	38	457	34
Asia	333	24	325	25
North America	215	16	276	21
South America	191	14	194	15
Rest of the world	109	8	70	5
Total	1,371	100	1,322	100

Europe – the increase derives mainly from an increase in the quantities and selling prices of potash, quantities of specialty agriculture products sold, higher selling prices of phosphate fertilizers and the positive impact of the revaluation of the euro against the dollar.

Asia – the increase derives mainly from an increase in the quantities and selling prices of bromine‑based flame retardants, selling prices of bromine-based industrial products and quantities of dairy proteins sold. The increase was partly offset by a decline in phosphoric acid and potash quantities sold.

North America – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) businesses and a decline in phosphate fertilizers quantities sold. The decrease was partly offset by an increase in the quantities sold of clear brine fluids.

Rest of the world – the increase derives mainly from an increase in the quantities of dairy protein products sold, together with an increase in potash quantities sold in Israel.

Financing expenses, net

The net financing expenses in the second quarter of 2018 amounted to $54 million, compared with net financing expenses of $49 million in the corresponding quarter last year - an increase of $5 million, which is mainly the result of exchange rate differences and hedging transactions, in the amount of $12 million. This increase was partially offset by a $7 million decrease in the interest expenses, due to a decrease in the net financial liabilities and in the employee benefits provisions. In the second quarter of 2018 and 2017 the company recognized additional finance expenses as a result of early redemption of its debentures and loans, respectively, in the amount of $12 million and $13 million, respectively.

Tax expenses

The tax expenses for the second quarter of 2018 amounted to $20 million, reflecting an effective tax rate of about 17%, which is lower than the usual Company’s tax rate, mainly due to devaluation of the Israeli shekel against the dollar during the quarter, which positively impacted the shekel tax obligation in the Israeli subsidiaries.

45 Israel Chemicals Limited Q2 2018 Results

Results of operations for the period January – June 2018

Sales	Expenses	Operating income
$ millions

YTD 2017 figures	2,617	(2,357)	260
Total adjustments YTD 2017*	-	9	9
Adjusted YTD 2017 figures	2,617	(2,348)	269
Divested businesses	(68)	43	(25)
Adjusted YTD 2017 figures (excluding divested businesses)	2,549	(2,305)	244
Quantity	(55)	70	15
Price	153	-	153
Exchange rate	128	(140)	(12)
Raw materials	-	(33)	(33)
Energy	-	(7)	(7)
Transportation	-	(15)	(15)
Operating and other expenses	-	(6)	(6)
Adjusted YTD 2018 figures	2,775	(2,436)	339
Total adjustments YTD 2018*	-	(818)	(818)
YTD 2018 figures	2,775	(1,618)	1,157

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-	Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018.

-
Quantity – the positive impact on the operating profit derives mainly from an improved mix in ICL Potash, mainly due to increased share of sales from higher-margin sites, higher quantities sold of ICL Specialty Fertilizers’ products and dairy protein in ICL Food Specialties, together with an improved mix in ICL Advanced Additives. The above impact was partly offset by a decline in the quantities sold of phosphate fertilizers and phosphoric acid in ICL Phosphate Commodities.

-
Price – the positive impact on the sales and operating profit derives mainly from an increase in the selling prices of potash (an increase of $28 in the average FOB price per tonne compared to the corresponding period last year) and phosphate fertilizers in ICL Essential Minerals, as well as value-oriented sales initiatives, an increase in the selling prices of bromine-based industrial products and specialty phosphates (acids and food phosphates) in ICL Specialty Solutions.

-
Exchange rate – the negative impact on the operating income derives mainly from the revaluation of the shekel and the euro against the dollar increasing production costs, partly offset by the revaluation of the euro against the dollar which increased revenue.

-
Raw materials – the negative impact on the operating income derives mainly from an increase in sulphur prices (used for production in ICL Phosphate Commodities and ICL Advanced Additives) and an increase in the prices of various raw materials used for products of ICL Specialty Fertilizers.

-	Energy – the negative impact derives mainly from an increase in electricity prices, together with higher gas and water costs.

-	Transportation – the negative impact derives mainly from an increase in marine transportation prices.

-
Operating and other expenses – the negative impact derives mainly from an insurance income and a capital gain due to sale of an office building in Israel, recorded in the corresponding period last year, partly offset by an income from sale of CPL’s EUA (European Union Emissions Allowance) surplus, together with an environment-related provision recorded in the corresponding period last year.

46 Israel Chemicals Limited Q2 2018 Results

The following table sets forth sales by geographical regions based on the location of the customer:

1-6/2018		1-6/2017
$ millions	% of sales	$ millions	% of sales

Europe	1,106	40	991	38
Asia	667	24	607	23
North America	482	17	570	22
South America	310	11	292	11
Rest of the world	210	8	157	6
Total	2,775	100	2,617	100

Europe – the increase derives mainly from an increase in the quantities and selling prices of potash, quantities sold of salts (in ICL Advanced Additives) and specialty agriculture products, selling prices of phosphate fertilizers and the positive impact of the revaluation of the euro against the dollar. The increase was partly offset by a decline in phosphoric acid quantities sold.

Asia – the increase derives mainly from an increase in the quantities sold of potash and specialty agriculture products, selling prices and quantities sold of bromine-based flame retardants, selling prices of phosphate fertilizers and bromine-based industrial products and quantities sold of dairy proteins. The increase was partly offset by a decline in phosphoric acid and phosphate fertilizers quantities sold.

North America – the decrease derives mainly from divestiture of the Fire Safety and Oil Additives (P2S5) businesses and a decrease in the quantities sold of potash, phosphate fertilizers and bromine-based flame retardants.

South America – the increase derives mainly from an increase in potash selling prices.

Rest of the world – the increase derives mainly from an increase in the quantities of dairy protein products sold.

47 Israel Chemicals Limited Q2 2018 Results

Financing expenses, net

The net financing expenses in the six months ended June 30, 2018 amounted to $69 million, compared with $63 million in the corresponding period last year– an increase of $6 million, which is mainly the result of exchange rate differences and hedging transactions, in the amount of $16 million. This increase was partially offset by a $10 million decrease in the interest expenses, due to a decrease in the net financial liabilities and in the employee benefits provisions. In the second quarter of 2018 and 2017 the company recognized additional finance expenses as a result of early redemption of its debentures and loans, respectively, in the amount of $12 million and $13 million, respectively.

Tax expenses

The tax expenses in the six months ended June 30, 2018 amounted to $65 million, reflecting an effective tax rate of about 6%, which is significantly lower than the usual Company’s tax rate, mainly due to exempt income as a result of the sale of the businesses at the end of the first quarter of 2018 and the devaluation of the Israeli shekel against the dollar during the period, which positively impacted the shekel tax obligation in the Israeli subsidiaries.

48 Israel Chemicals Limited Q2 2018 Results

Specialty Solutions Segment information as at June 30, 2018 (Unaudited)

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements.

The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

On July 31, 2018, ICL's Board of Directors approved adjustments to its organizational structure according to which the Company's operations will be divided into four business divisions: Industrial Products (Bromine); Potash; Phosphate Solutions; and Innovative Ag Solutions. The organizational structure adjustments will enter into effect by the end of August 2018. For further information, see “Other Information”.

Specialty Solutions Segment

This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly‑tailored customer focus, product innovation and commercial excellence.

Significant highlights and business environment

A. Industrial Products

•
ICL Industrial Products’ exceptional results in the second quarter of 2018 were supported by higher prices, mainly due to the environmental-related regulation pressure in China, higher volumes of clear brine fluids and favorable exchange rates.

•
During the second quarter of 2018 elemental bromine prices in China slightly increased compared to the end of the previous quarter as the local bromine production was affected by strict environmental-related regulation pressure, which is expected to continue.

•
Despite stable market demand, ICL Industrial Products’ sales of bromine-based flame retardants increased compared to the corresponding quarter last year mainly due to higher prices and higher volumes of FR-245 as a result of a shortage in the market.

•
Sales of phosphorous‑based flame retardants in ICL Industrial Products’ markets (US and Europe) increased compared to the corresponding quarter last year as a result of strict environmental-related regulation pressure in China which impacted competitors’ supply, supporting volume and prices. Revenue was also positively impacted by favorable foreign exchange rates.

•
Clear brine fluids sales were higher compared to the corresponding quarter last year mainly due to higher activity in the Gulf of Mexico and drilling activity in Israel. This is expected to continue in the third quarter of 2018, although at a slower pace.

•	Higher profitability for magnesia products as a result of higher selling prices and focusing on applications with higher margins.

•	Higher sales of solid MgCl2 for de-dusting compared to the corresponding quarter last year.

49 Israel Chemicals Limited Q2 2018 Results

Specialty Solutions Segment information as at June 30, 2018 (Unaudited)

B. Advanced Additives

The Company completed the sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018. Excluding the sales of the divested businesses, the total sales of ICL Advanced Additives exceeded the corresponding quarter last year.

•
Global sales of salts and acids increased by approximately 15% compared to the corresponding quarter last year. This growth occurred despite stable global market demand for acids and salts. Overall global demand trend is expected to remain stable throughout the remainder of 2018.

o
In Europe the business line’s performance was favorably impacted by the increase of prices and additional demand from new acids and salts customers, together with higher volumes to the personal care and chemical processing industries.

o
Continued growth of the P2O5 business in China was driven by YPH Joint Venture’s increased local market share for acids and salts. Growth is being driven by increased sales and marketing efforts, improved product quality to selected end markets, and utilization of global ICL synergies.

o
In North America revenue from acids and salts were above the level of the corresponding quarter last year due to higher volumes and an improved pricing environment. The South American market continued its good performance as a result of an increase in acid exports from Brazil to other South American countries and higher market prices. This effect was important in that it was able to largely offset the negative effect of the Brazilian truck strike and backlogs which lowered the quarterly sales.

o
The Paints and Coatings sub-business line experienced ongoing strong performance globally during the second quarter of 2018 and sales increased by approximately 22% compared to the corresponding quarter last year. This was driven both by increased volumes and higher selling prices.

o	Average prices in the business line increased for the fourth consecutive quarter as a result of new value-oriented sales initiatives.

•
The Fire Safety and Oil Additives (P2S5) businesses were divested at the end of the first quarter of 2018. In the corresponding quarter of 2017 these businesses reported sales and business profit of approximately $68 million and $25 million, respectively.

50 Israel Chemicals Limited Q2 2018 Results

Specialty Solutions Segment information as at June 30, 2018 (Unaudited)

C. Food Specialties

•
ICL Food Specialties’ revenue in the second quarter of 2018 was significantly higher versus the second quarter of 2017. Growing volumes of dairy protein for the infant food market were again the main driver for this increase.

•
The strong recovery in the dairy protein business during the quarter resulted from improved demand of a key account in the Chinese market as well as the ongoing diversification of the dairy protein customer base, and its continuing focus on developing organic dairy solutions for the infant food industry.

•
ICL Food Specialties’ food phosphates and multi-ingredient blends were slightly down in comparison to the corresponding quarter of last year and experienced some cost pressure regarding certain raw materials. The business line adjusted its selling prices accordingly and put into place new global value-oriented sales initiatives. Sales of phosphate-based additives to the bakery and dairy markets were similar to the corresponding quarter last year. Sales to the meat market were lower as Europe was negatively impacted by the transition to a new distributor in Russia. The situation in Russia is expected to improve over the upcoming quarters. The quarterly sales were negatively affected by the Brazilian truck strike and backlogs.

•
On July 1, 2018, ICL Food Specialties divested the assets and business of Rovita which produces a commodity milk protein (see also “Other Information”). The transaction does not include other ICL Food Specialties activities. The divestiture is expected to moderately improve ICL Food Specialties’ profit starting from the third quarter of 2018.

Results of Operations – Specialty Solutions Segment

4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Industrial Products	331	291	648	601	1,193
Sales to external customers	326	287	640	595	1,179
Sales to internal customers	5	4	8	6	14
Advanced Additives	154	208*	331*	377*	877*
Sales to external customers	141	195	303	350	824
Sales to internal customers	13	13	28	27	53
Food Specialties	169	147	336	285	596
Sales to external customers	164	143	329	279	585
Sales to internal customers	5	4	7	6	11
Setoff	(5)	(6)	(7)	(10)	(16)
Total segment sales	649	640	1,308	1,253	2,650
Segment profit	139	135*	270*	250*	554*

* The operating results presented herein include the results of ICL’s Fire Safety and Oil Additives (P2S5) businesses which were sold at the end of the first quarter of 2018.
51 Israel Chemicals Limited Q2 2018 Results

Specialty Solutions Segment information as at June 30, 2018 (Unaudited)

Results of operations for the period April – June 2018

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
$ millions

Total sales Q2 2017	291	208	147	(6)	640
Divested businesses	-	(68)	-	-	(68)
Total sales Q2 2017 (excluding divested businesses)	291	140	147	(6)	572
Quantity	20	3	12	-	35
Price	16	6	4	-	26
Exchange rate	4	5	6	1	16
Total sales Q2 2018	331	154	169	(5)	649

-	Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018.

-
Quantity – the increase derives mainly from an increase in dairy protein quantities sold in ICL Food Specialties, mainly due to higher demand in the Chinese market, an increase in the quantities sold throughout all the sub-business lines in ICL Industrial Products and an increase in acids quantities sold in ICL Advanced Additives. This increase was partly offset by a decrease in the quantities sold of food phosphates and multi-ingredient blends in ICL Food Specialties.

-
Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and flame retardants in ICL Industrial Products, acids in ICL Advanced Additives and food phosphates and multi-ingredient blends in ICL Food Specialties.

-	Exchange rate – the increase derives mainly from the revaluation of the euro against the dollar compared to the corresponding quarter last year.

Segment profit analysis	$ millions

Total operating income Q2 2017	135
Divested businesses	(25)
Total operating income Q2 2017 (excluding divested businesses)	110
Quantity	13
Price	26
Exchange rate	4
Raw materials	(9)
Energy	(1)
Transportation	1
Operating and other (expenses) income	(5)
Total operating income Q2 2018	139

-	Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018.

52 Israel Chemicals Limited Q2 2018 Results

Specialty Solutions Segment information as at June 30, 2018 (Unaudited)

-
Quantity – the increase derives mainly from an increase in the quantities sold of bromine-based industrial products and flame retardants in ICL Industrial Products, acids quantities sold in ICL Advanced Additives and dairy proteins in ICL Food Specialties.

-
Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and flame retardants in ICL Industrial Products, acids in ICL Advanced Additives and food phosphates and multi-ingredient blends in ICL Food Specialties.

-	Exchange rate – the increase derives mainly from the revaluation of the euro against the dollar compared to the corresponding quarter last year.

-
Raw materials – the negative impact derives mainly from an increase in "pure green phosphoric acid" (4D) prices which is used for white phosphoric acid production in ICL Advanced Additives, mainly as a result of higher sulphur prices.

Results of operations for the period January – June 2018

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
$ millions

Total sales YTD 2017	601	377	285	(10)	1,253
Divested businesses	-	(68)	-	-	(68)
Total sales YTD 2017 (excluding divested businesses)	601	309	285	(10)	1,185
Quantity	3	(5)	24	3	25
Price	31	13	7	(1)	50
Exchange rate	13	14	20	1	48
Total sales YTD 2018	648	331	336	(7)	1,308

-	Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018.

-
Quantity – the increase derives mainly from an increase in dairy protein quantities sold, mainly due to higher demand in the Chinese market, an increase in quantities sold of phosphorous-based and bromine-based flame retardants together with specialty minerals products in ICL Industrial Products, partly offset by a decrease in the quantities sold of food phosphates and multi-ingredient blends in ICL Food Specialties and clear brine fluids in ICL Industrial Products.

-
Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and flame retardants in ICL Industrial Products, acids in ICL Advanced Additives and food phosphates and multi-ingredient blends in ICL Food Specialties.

-	Exchange rate – the increase derives mainly from the revaluation of the euro against the dollar compared to the corresponding period last year.

53 Israel Chemicals Limited Q2 2018 Results

Specialty Solutions Segment information as at June 30, 2018 (Unaudited)

Segment profit analysis	$ millions

Total operating income YTD 2017	250
Divested businesses	(25)
Total operating income YTD 2017 (excluding divested businesses)	225
Quantity	5
Price	50
Exchange rate	6
Raw materials	(14)
Energy	(2)
Transportation	-
Operating and other (expenses) income	-
Total operating income YTD 2018	270

-	Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018.

-
Quantity – the increase derives mainly from an increase in dairy protein quantities sold in ICL Food Specialties, mainly due to higher demand in the Chinese market and an improved product mix in ICL Advanced Additives.

-
Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and flame retardants in ICL Industrial Products, acids in ICL Advanced Additives and food phosphates and multi-ingredient blends in ICL Food Specialties.

-
Exchange rate – the increase derives mainly from the revaluation of the euro against the dollar increasing revenues. This increase was partly offset by the revaluation of the shekel and the euro against the dollar increasing production costs.

-
Raw materials – the negative impact derives mainly from an increase in "pure green phosphoric acid" (4D) prices which is used for white phosphoric acid production in ICL Advanced Additives, mainly as a result of higher sulphur prices.

54 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Essential Minerals Segment

This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The segment targets agriculture markets and constantly focuses on efficiency, process innovation and operational excellence.

Business environment overview

•
The positive trend in the grain price index during the second quarter of 2018 was reversed mainly due to the threat of trade restrictions by China on US soybean imports, as a response to President Trump’s threats to impose taxes on imports from China.

•
The US/China trade dispute is a significant threat to the soybean farming in the US. China imports 90% of its soy consumption and the US is the second largest supplier to the country (after Brazil). Restrictions on soybean imports from the US, may potentially result in a short‑term reduction in soybean cultivation and fertilizers application. However, in the medium term, other suppliers, such as Brazil, Argentina and others, may close the gap and balance in the global soybean market is expected to return.

•
Although many market observers state that the decline in grain prices is a short-term reaction and is completely devoid of market supply demand factors, prices are down to a ten-year low level. Despite the above, fertilizers affordability is still favorable, mainly in Brazil, where farmers’ position improved due to the expectations that China will increase soybean imports from the country and due to the devaluation of the Brazilian real, which could be reflected in good demand for all nutrients.

•
Based on the WASDE report published by the USDA in July 2018, the grain stock to use ratio for 2018/2019 agricultural year is expected to decrease slightly to 22.3%, compared with 24.7% at the end of the 2017/2018 agricultural year, and compared with 25.5% in the 2016/2017 agricultural year.

•
According to the Food and Agriculture Organization of the UN (FAO), the forecast for cereal production in 2018 is 2.6 billion tonnes, 3 million tonnes higher than the preliminary projection made in May 2018. However, at this level, global production would still decrease by 40.6 million tonnes (1.5%) compared to last year. Consequently, world cereal stocks are set to decline – a decrease mostly driven by maize, as wheat and rice stocks are likely to further increase.

•
An important pillar in the Company's strategy is to grow the semi-specialty fertilizers business, mainly utilizing Polysulphate as a base for a product portfolio including Potash Plus, PKpluS and others. During the first half of 2018, Potash Plus was produced for samples and trials towards a commercial launch in the second half of 2018. In addition, NPS fertilizer was launched in the YPH JV in China and is marketed mainly in China with small volumes to export markets. The favorable quality of ICL’s NPS compared to other NPS products contributes to solid demand. In the first half of 2018, total sales of the semi-specialty fertilizers were $52 million.

55 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Significant highlights and business environment

A.	Potash and Magnesium

•
Potash prices continued to firm during the second quarter of 2018, supported by healthy demand and delayed entry of new capacity. According to CRU (Fertilizer Week Historical Prices of June 21, 2018), the average CFR Brazil price (all supply sources) for the second quarter of 2018 was $308 per tonne, 5% higher than in the first quarter of 2018, and 18% higher than in the second quarter of last year. Prices are continuing to firm in the beginning of the third quarter and current prices in Brazil are around $320 per tonne, according to CRU (Fertilizer Week Historical Prices of July 12, 2018).

•	Contract negotiations for export of potash to China continued with no conclusion reached yet. The gap between buyers and sellers continues to be wide.

•	According to preliminary data by CRU, potash imports into China during the first half of 2018 reached 4.45 million tonnes, a 14% increase compared to the corresponding period last year.

•
According to the FAI (Fertilizer Association of India), potash imports during the first half of 2018 amounted to 2.53 million tonnes, a 20% increase over the imports in the corresponding period last year. The Government of India has announced that the subsidy allocation for potash will decrease by around 10% in 2018/2019, reflecting a $12 decrease. This, combined with the projected increase in the 2018/2019 contract price, is expected to lead to an increase in the maximum retail price, which may impact demand.

•
Demand for potash imports to Brazil was at par with last year. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil in the first half of 2018 amounted to 4.3 million tonnes, a 0.6% increase over the imports in the corresponding period last year.

•
Ramp-up of new capacity seems to be slower than initially projected with technical challenges accounting for the majority of the delays. In Russia, EuroChem commissioned its 2.3 million tonne per year Usolskiy mine in March this year. Ramp-up is reported to be slow. EuroChem’s second mine, VolgaKaliy is said to be experiencing water inflow in its skip shaft forcing the company to convert one of its two cage shafts to enable ore extraction from the mine. Start of the production in VolgaKaliy is now delayed to the end of 2018. Production during 2018 in both mines is projected to be about 600 thousand tonnes. The K+S Bethune mine in Canada is also ramping-up slower than planned, but no figures have been published. In Turkmenistan, the 1.4 million tonne per year Garlyk mine, is reportedly struggling with water inflow and financial challenges. At present, it is said to be producing at a rate of about 100 thousand tonnes per year (7% utilization rate).

•
ICL Potash and Magnesium is continuing the optimization of its European mineral assets: ICL Iberia met its production targets in the second quarter of 2018 and continues to implement an efficiency plan that is resulting in a lower cost per tonne, while progressing with construction of the new access tunnel to the mine in the Suria site that is scheduled to be completed in mid-2019. Further to that stated in “Item 4” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 provide details about the agreement with AkzoNobel for production and marketing of vacuum salt. the agreement provide a specific deadline (July 1, 2018) by which certain condition precedent had to be fulfilled. Since such condition precedent was not met by the agreed deadline, the Company formally informed AkzoNobel that, the agreement had to be deemed automatically terminated once that deadline passed. The Company will continue to supply salt to AkzoNobel during the next two years pursuant to the supply agreements, which remain in force. The Company is exploring better options for the salt treatment in its potash facilities in Spain. Following correspondence between AkzoNobel and the Company, in which AkzoNobel challenged the automatic termination of the agreement, on July 27, 2018, AkzoNobel notified us about their intention to commence arbitration proceedings according to the agreement. ICL UK ceased to produce MOP at the end of the second quarter of 2018 and reduced about 150 positions during the first half of 2018 as part of the transition to Polysulphate. Further to the losses recorded in 2017, ICL UK recorded notable losses during the second quarter of 2018 and is expected to continue to record losses through 2018, as Polysulphate production is still ramping up.

56 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

•
On May 20, 2018, a collective labor agreement was signed between DSW and the DSW Workers’ Council, the General Organization of Workers in Israel and the Histadrut’s Negev District branch, for a period of five years, commencing on October 1, 2017, the termination date of the previous labor agreement. The main terms of the agreement are: wage increases, payment of a signing bonus in the amount of $5 million, cancelation of the declared labor disputes, and completion of execution of the DSW efficiency plan by September 30, 2021, with no implementation of collective dismissals during the efficiency period. For further information, see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2018.

•
The new power station in Sodom has completed all the necessary tests required by the Israel Electric Corporation and became operational in July 2018. The power station is expected to reduce energy costs in the Company’s Sodom plants.

•
Metal magnesium – global demand for magnesium remains constrained in China, Brazil and Europe while prices are under pressure due to increased Chinese exports as well as imports to the US from Russian, Kazakh and Turkish producers.

At the same time, trade actions by the US have pushed up prices for steel and aluminum, which in turn are causing a resumption of domestic production, and consequent demand for raw materials. In addition, several producers have announced investments in their US magnesium operations geared toward supporting domestic automotive original equipment manufacturers (OEMs). As a result of the above, there is a trend of improvement in the US magnesium market.

B. Phosphate Commodities

•
The phosphate market continued to firm moderately during the second quarter of 2018. Improved demand, slower than expected ramp-up of new production in Morocco and Saudi Arabia and the idling of capacity in the US, resulted in price increases. Higher sulphur prices and environmental-related regulation pressure increased Chinese production costs.

•
Sulphur prices increased towards the end of the second quarter of 2018 and reached $150 per tonne (CFR China price basis). Prices are driven by strong demand in China and logistic challenges in Russia, where priority is given to grain shipments, resulting in an expectation of an increase in sulphur prices in the second half of 2018.

•
Major capacity increases are still expected, although the Moroccan producer OCP, has delayed the commissioning of its one million tonne per year finished product plant in Jorf Lasfar. The Saudi Arabian producer Ma’aden, is in the process of ramping-up its Wa’ad Al Shamal facility, but reportedly some technical problems are causing delays.

•	According to preliminary data by CRU, export of DAP fertilizers from China increased by 10% in the first half of 2018 compared to the corresponding period last year, to 2.5 million tonnes.

57 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

•
Brazil phosphate fertilizers (SSP, TSP, MAP and DAP) imports in the first half of 2018 amounted to 2.57 million tonnes, a decrease of 2.6% compared with the corresponding period last year. The main decline was in the imports of DAP and MAP, 19% and 3.5%, respectively, while imports of SSP and TSP increased slightly.

•
Phosphate demand in the US was firm. According to TFI (The Fertilizer Institute) data, DAP and MAP imports in the first five months of 2018 increased by 27% and 57%, respectively, reaching 508 thousand tonnes and 776 thousand tonnes, respectively.

•	The Moroccan producer, OCP closed its third-quarter phosphoric acid contracts with Indian buyers at $758 per tonne P2O5 CFR, an increase of $28 per tonne compared to the second quarter of 2018.

•
Increasing price of phosphoric acid in India tilted the scale in favor of importing DAP rather than producing it from imported acid. According to the FAI (Fertilizer Association of India), DAP imports during the second quarter of 2018 almost doubled to 1.42 million tonnes compared to the corresponding quarter last year. On the other hand, domestic DAP production decreased by 28% compared to corresponding quarter last year, to 1.45 million tonnes.

•
The average price of DAP in the second quarter of 2018 was $419 per tonne FOB Morocco, a $4 per tonne increase compared to the first quarter of 2018 and $45 per tonne (12%) increase compared to the second quarter last year (according to CRU - Fertilizer Week Historical Prices, June 28, 2018).

•
The average price of MAP in the second quarter of 2018 was $433 per tonne FOB Morocco, a $14 per tonne increase compared to the first quarter of 2018 and $62 per tonne (17%) increase compared to the second quarter last year (according to CRU - Fertilizer Week Historical Prices, July 5, 2018).

•
The average price of TSP in the second quarter of 2018 was $349 per tonne FOB Morocco, a $26 per tonne increase compared to the first quarter of 2018 and $73 per tonne (27%) increase compared to the second quarter last year (according to CRU - Fertilizer Week Historical Prices, July 5, 2018).

•
The average price of phosphate rock (68-72% BPL) in the second quarter of 2018 was $89 per tonne FOB Morocco, a $5 per tonne (5%) decrease compared to the first quarter of 2018 and to the second quarter of 2017 (according to CRU - Fertilizer Week Historical Prices, June 28, 2018). No significant change in the phosphate rock market is expected.

•
Market observers are forecasting stability in global phosphate fertilizers prices until the middle of the third quarter of 2018, when higher supply is expected to come from the ramping-up of Saudi Arabia Wa’ad al Shamal facility and increased Chinese exports. Excess product availability is thus projected to put pressure on prices, which is expected to continue through the fourth quarter of 2018.

•
The business line’s results were positively impacted by higher prices, partly offset by higher sulphur prices and logistics costs, and by the annual maintenance performed at the sulphuric and phosphoric acid plants at ICL Rotem and YPH JV.

•	YPH JV’s results in the second quarter of 2018 were negatively impacted by maintenance activities.

58 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

•
ICL Rotem reported better results in the second quarter of 2018 compared to the corresponding quarter last year, supported by higher prices and record fertilizers production, partly offset by lower phosphoric and sulphuric acid production.

•
Based on the received permits for the gypsum ponds, commencing May 31, 2018, ICL Rotem shifted its operation to the Northern area of Pond 5. Regarding to the administrative petition filed by ATD (Adam Teva V’Din – Israeli Association for Environmental Protection) against the Appeals Committee relating to the permits for the gypsum ponds, see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2018.

C. Specialty Fertilizers

•
ICL Specialty Fertilizers’ performance in the second quarter of 2018 improved as both sales and operating income increased compared to the corresponding quarter last year due to higher volumes, prices and the positive effect of the main transaction currencies against the dollar.

•
The specialty agriculture sub-business line recorded an increase in sales of most product lines including Coated Fertilizers, Liquid NPK, Straight fertilizers (i.e. MKP) and traded materials, including traded chemical products.

From a geographical perspective, sales increased mainly in Europe and China, due to ICL’s reputation as a stable and reliable supplier, while in the US, the market continues to be competitive.

•
The Turf and Ornamental sub-business line recorded an increase in sales mainly in coated fertilizers, plant protection products and controlled-release fertilizers. In Europe, strong sales during the months of May and June compensated for lost sales caused by the harsh winter conditions earlier this year. In the US, the business recovered from challenging conditions in the corresponding quarter in 2017.

59 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Results of Operations - Essential Minerals Segment

4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Potash & Magnesium	346	314	699	597	1,383
Sales to external customers	316	279	641	532	1,258
Sales to internal customers	30	35	58	65	125
Phosphate Commodities	267	264	532	556	1,052
Sales to external customers	202	220	418	467	860
Sales to internal customers	65	44	114	89	192
Specialty Fertilizers	212	190	433	382	692
Sales to external customers	209	188	420	374	671
Sales to internal customers	3	2	13	8	21
Setoff	(37)	(32)	(62)	(65)	(119)
Total segment sales	788	736	1,602	1,470	3,008
Segment profit	111	81	201	147	359

For additional details regarding potash – see ‘Potash – Stand-Alone Activities'.

60 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Results of operations for the period April – June 2018

Sales analysis	Potash & Magnesium	Phosphate Commodities	Specialty Fertilizers	Setoff	Segment Total
$ millions

Total sales Q2 2017	314	264	190	(32)	736
Quantity	(11)	(26)	12	1	(24)
Price	35	20	4	(5)	54
Exchange rate	8	9	6	(1)	22
Total sales Q2 2018	346	267	212	(37)	788

-
Quantity – the decrease derives mainly from a decrease in phosphoric acid and potash quantities sold (mainly to South America and Asia). This decrease was partly offset by an increase in specialty agriculture products quantities sold (mainly to Europe).

-	Price – the increase derives mainly from an increase in potash, phosphate fertilizers and phosphoric acid selling prices.

-	Exchange rate – the increase derives mainly from the revaluation of the euro against the dollar.

Segment profit analysis	$ millions

Total operating income Q2 2017	81
Quantity	(16)
Price	54
Exchange rate	(3)
Raw materials	(11)
Energy	-
Transportation	(4)
Operating and other (expenses) income	10
Total operating income Q2 2018	111

-	Quantity – the decrease derives mainly from a decrease in phosphoric acid and potash quantities sold, partly offset by an increase in specialty agriculture products quantities sold.

-	Price – the increase derives mainly from an increase in potash, phosphate fertilizers and phosphoric acid selling prices.

-
Raw materials – the negative impact derives mainly from an increase in sulphur prices (used in green phosphoric acid production in ICL Phosphate Commodities) and an increase in the prices of various raw materials used for products of ICL Specialty Fertilizers.

-	Transportation – the negative impact derives mainly from an increase in marine transportation prices.

-
Operating and other (expenses) income – the increase derives mainly from an income from the sale of CPL’s EUA (European Union Emissions Allowance) surplus, together with an environment-related provision recorded in the corresponding quarter last year.

61 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Results of operations for the period January – June 2018

Sales analysis	Potash & Magnesium	Phosphate Commodities	Specialty Fertilizers	Setoff	Segment Total
$ millions

Total sales YTD 2017	597	556	382	(65)	1,470
Quantity	10	(96)	22	7	(57)
Price	67	43	6	(6)	110
Exchange rate	25	29	23	2	79
Total sales YTD 2018	699	532	433	(62)	1,602

-
Quantity – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid quantities sold. This decrease was partly offset by an increase in specialty agriculture products quantities sold (mainly to Europe and Asia) and quantities sold in ICL Potash and Magnesium.

-	Price – the increase derives mainly from an increase in potash, phosphate fertilizers and phosphoric acid selling prices.

-	Exchange rate – the increase derives mainly from the revaluation of the euro against the dollar.

Segment profit analysis	$ millions

Total operating income YTD 2017	147
Quantity	6
Price	110
Exchange rate	(12)
Raw materials	(26)
Energy	(5)
Transportation	(15)
Operating and other (expenses) income	(4)
Total operating income YTD 2018	201

-
Quantity – the increase derives mainly from an improved mix in ICL Potash, mainly due to an increased share of sales from higher margin sites, together with an increase in the quantities sold in ICL Specialty Fertilizers, partly offset by a decline in quantities sold of phosphate fertilizers and phosphoric acid in ICL Phosphate Commodities.

-	Price – the increase derives mainly from an increase in potash, phosphate fertilizers and phosphoric acid selling prices.

-
Exchange rate – the decrease derives mainly from the revaluation of the euro and the shekel against the dollar increasing production costs. This decrease was partly offset by the revaluation of the euro against the dollar increasing revenues.

-
Raw materials – the negative impact derives mainly from an increase in sulphur prices (used in green phosphoric acid production in ICL Phosphate Commodities) and an increase in the prices of various raw materials used for products of ICL Specialty Fertilizers.

-	Energy – the decrease derives mainly from an increase in electricity prices, together with higher gas and water costs.

-	Transportation – the negative impact derives mainly from an increase in marine transportation prices.

-
Operating and other (expenses) income – the decrease derives mainly from an insurance income and a capital gain due to sale of an office building in Israel, recorded in the corresponding period last year, partly offset by an income from the sale of CPL’s EUA (European Union Emissions Allowance) surplus, together with an environment-related provision recorded in the corresponding period last year.

62 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Phosphate Commodities – Stand-Alone Activities

 Phosphate Commodities – Production and Sales

Thousands of tonnes	4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017

Phosphate rock
Production of rock	1,175	1,284	2,448	2,683	4,877
Sales *	77	83	196	242	498
Phosphate rock used for internal purposes	944	1,088	2,005	2,184	4,300
Phosphate fertilizers
Production	552	479	1,071	1,049	2,094
Sales *	594	577	1,112	1,226	2,291

* To external customers.

4-6/2018

-
Production of phosphate rock – in the second quarter of 2018, production of phosphate rock was lower by 109 thousand tonnes than in the corresponding quarter last year, mainly due to maintenance activities in YPH joint venture and ICL Rotem facilities, together with adjusting production volumes to the business environment.

-
Sales of phosphate rock – the quantity of phosphate rock sold in the second quarter of 2018 was 6 thousand tonnes lower than in the corresponding quarter last year, mainly due to challenging business environment and unattractive rock prices.

-
Production of phosphate fertilizers – in the second quarter of 2018, production of phosphate fertilizers was higher by 73 thousand tonnes than in the corresponding quarter last year, mainly due to increased production of TSP fertilizer in YPH joint venture and record production at ICL Rotem.

-
Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the second quarter of 2018 was 17 thousand tonnes higher than in the corresponding quarter last year, mainly due to an increase in sales to Europe and South America, partly offset by a decrease in sales to North America.

1-6/2018

-
Production of phosphate rock – in the first half of 2018, production of phosphate rock was lower by 235 thousand tonnes than in the corresponding period last year, mainly due to maintenance activities in YPH joint venture and ICL Rotem facilities, together with adjusting production volumes to the business environment.

-
Sales of phosphate rock – the quantity of phosphate rock sold in the first half of 2018 was 46 thousand tonnes lower than in the corresponding period last year, mainly due to challenging business environment and unattractive rock prices.

-
Production of phosphate fertilizers – in the first half of 2018, production of phosphate fertilizers was higher by 22 thousand tonnes than in the corresponding period last year, mainly due to increased production of TSP fertilizer in YPH joint venture in the second quarter of 2018, partly offset by lower production at ICL phosphate fertilizers plants in Europe.

-
Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the first half of 2018 was 114 thousand tonnes lower than in the corresponding period last year, mainly due to a decrease in sales in China by the YPH joint venture as a result of the shift to specialty products and a decrease in sales to North America.

63 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Potash – Stand-Alone Activities

Key Figures – Additional Information

Millions of dollars	4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017

Sales to external customers	293	261	598	492	1,181
Sales to internal customers*	37	41	71	77	149
Total sales	330	302	669	569	1,330
Gross profit	148	125	290	209	555
Potash business profit	82	65	153	106	303
Depreciation and amortization	33	30	64	57	121
Capital expenditures	85	47	142	104	256
Average potash selling price per tonne - FOB (in $)	247	216	244	216	219

* Sales to other ICL’s business lines including the magnesium business.

The potash stand-alone activities include, among others, Polysulphate produced in a UK mine and salt produced in underground mines in UK and Spain.

Results of operations for the period April – June 2018

Sales analysis	$ millions

Total sales Q2 2017	302
Quantity	(17)
Price	37
Exchange rate	8
Total sales Q2 2018	330

Potash business profit analysis	$ millions

Total operating income Q2 2017	65
Quantity	(13)
Price	37
Exchange rate	(3)
Energy	-
Transportation	(3)
Operating and other (expenses) income	(1)
Total operating income Q2 2018	82

-	Quantity – the decrease derives mainly from a decline in potash quantities sold mainly to South America and Asia.

-	Price – the increase derives from an increase in potash selling prices.

-	Transportation – the negative impact derives mainly from an increase in marine transportation prices.

64 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Results of operations for the period January – June 2018

Sales analysis	$ millions

Total sales YTD 2017	569
Quantity	4
Price	70
Exchange rate	26
Total sales YTD 2018	669

Potash business profit analysis	$ millions

Total operating income YTD 2017	106
Quantity	5
Price	70
Exchange rate	(8)
Energy	(2)
Transportation	(12)
Operating and other (expenses) income	(6)
Total operating income YTD 2018	153

-	Quantity – an improved mix, due to increased share of sales from higher margin sites, resulted in a positive contribution to operating profit.

-	Price – the increase derives from an increase in potash selling prices.

-
Exchange rate – the decrease derives mainly from the revaluation of the euro and the shekel against the dollar increasing production costs. This decrease was partly offset by the revaluation of the euro against the dollar increasing revenues.

-	Transportation – the negative impact derives mainly from an increase in marine transportation prices.

-
Operating and other (expenses) income – the decrease derives mainly from a capital gain due to the sale of an office building in Israel in the corresponding period, partly offset by an income from the sale of CPL’s EUA (European Union Emissions Allowance) surplus in the second quarter of 2018.

65 Israel Chemicals Limited Q2 2018 Results

Essential Minerals Segment information as at June 30, 2018 (Unaudited)

Potash – Production and Sales

Thousands of tonnes	4-6/2018	4-6/2017	1-6/2018	1-6/2017	2017
Production	1,346	1,232	2,506	2,289	4,773
Sales to external customers	1,002	1,051	2,023	1,993	4,687
Sales to internal customers	94	80	179	152	352
Total sales (including internal sales)	1,096	1,131	2,202	2,145	5,039
Closing inventory	704	810	704	810	400

4-6/2018

-
Production – in the second quarter of 2018, production of potash was 114 thousand tonnes higher than in the corresponding quarter last year due to increased production in ICL Dead Sea and ICL Iberia. The increased production in ICL Iberia derived mainly from an efficiency plan implemented at the beginning of the year. ICL UK ceased to produce MOP at the end of the second quarter of 2018 as part of the transition to the Polysulphate production.

-
Sales to external customers – the quantity of potash sold to external customers in the second quarter of 2018, was 49 thousand tonnes lower than in the corresponding quarter last year, mainly due to a decrease in potash sales to South America and Asia.

1-6/2018

-
Production – in the first half of 2018, production of potash was 217 thousand tonnes higher than in the corresponding period last year due to increased production in ICL Dead Sea, ICL Iberia and ICL UK. The increased production in ICL Iberia derived mainly from an efficiency plan implemented at the beginning of 2018 and from higher ore grade in the mining area in the first quarter of 2018. At the end of the second quarter of 2018 ICL UK ceased to produce MOP, as part of the transition to the Polysulphate production.

-
Sales to external customers – the quantity of potash sold to external customers in the first half of 2018, was 30 thousand tonnes higher than in the corresponding period last year, mainly due to an increase in potash sales to Asia and Europe.

66 Israel Chemicals Limited Q2 2018 Results

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the second quarter of 2018, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the second quarter of 2018, the cash flows provided by operating activities decreased by $35 million compared with the corresponding quarter last year. This decrease derives from an increase in the net working capital, mainly from trade receivables as a result of higher sales at the end of the quarter, along with an increase of cash payments for employee benefits.

Net cash used in investing activities:

The cash flow used in investing activities in the second quarter of 2018 was $143 million compared with $135 million in the corresponding quarter last year. This was impacted mainly by an increase in cash flows used for investments in property, plant and equipment, along with transaction expenses regarding to the sale of businesses in the first quarter of 2018.

Net cash used in financing activities:

In the second quarter of 2018, there was an increase of $588 million in the cash flows used in financing activities compared with the corresponding quarter last year. This increase derives mainly from repayment of loans, in the amount of $599 million as a result of the cash proceeds received from the sale of businesses in the first quarter of 2018.

Debt Movement

As at June 30, 2018, ICL’s net financial liabilities amounted to $2,267 million, a decrease of $770 million compared to December 31, 2017. The decrease of the net financial liabilities derives mainly from the proceeds received from sale of the Fire Safety and Oil Additives (P2S5) businesses.

The total amount of the securitization framework and credit facility deriving therefrom is $350 million. As at June 30, 2018, ICL had utilized approximately $300 million of the securitization facility’s framework.

In addition, ICL has long-term credit facilities of $2,026 million and €60 million, of which $1,846 million was unutilized as at June 30, 2018.

On May 29, 2018, the Company completed a cash tender offer for any and all of its debentures Series D, senior notes due in 2024 with a coupon of 4.5%. Following the tender offer, the Company repurchased an amount of $616 million out of the original principal of $800 million.

On May 31, 2018, the Company completed a private offering of senior unsecured notes (hereinafter – Series F Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, in a total amount of $600 million, due in 2038. The Series F Debentures carry an annual coupon of 6.375%, to be paid in semiannual installments on May 31 and November 30 of each year, commencing November 30, 2018 and until the repayment date. The Series F Debentures have been rated BBB- by S&P Global Inc. and Fitch Rating Inc. with a stable rating outlook. For further information, see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2018.

On May 10, 2018 and on June 21, 2018, respectively, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook, and credit rating agency S&P Ma’alot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

As at the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

67 Israel Chemicals Limited Q2 2018 Results

Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the six-month period ended June 30, 2018.

Board of Directors and Senior Management Updates

Further to that stated in “Item 6. Directors, Senior Management and Employees – B. Compensation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, on May 14, 2018, Mr. Raviv Zoller entered into office as CEO of the Company, replacing the Company's Acting CEO, Mr. Asher Grinbaum. Pursuant to the approval of the General Meeting of the Company’s shareholders held on April 24, 2018, upon entering into office as CEO, Mr. Zoller was granted with an annual equity compensation for 2018 at a total value of ILS 4,000 thousand, consisting of 120,919 restricted shares and 384,615 options exercisable into Company shares. For further information regarding the compensation paid to Mr. Zoller, including the capital compensation granted to Mr. Zoller for 2018, see “Item 6. Directors, Senior Management and Employees – B. Compensation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Further to that stated in “Item 6. Directors, Senior Management and Employees – B. Compensation” in the Company’s annual report on Form 20-F for the year ended December 31, 2017, on May 15, 2018, the formal ruling of the Israel Securities Authority (hereafter: "ISA") has been received in response to the Company’s application regarding the manner of implementation of the relative compensation mechanism respecting external directors; according to the ISA's position, the Company acted lawfully in the manner of implementing the relative compensation to the Company’s external directors, since the commencement of  implementation of this mechanism in ICL.

On June 6, 2018, Mr. Lior Reitblatt, a director of the Company, gave notice whereby he has independently purchased 58,850 shares of the Company on the Tel Aviv Stock Exchange, at a total amount of ILS 1 million. The total quantity of shares held by Mr. Reitblatt as of July 31, 2018 is 80,930.

On July 16, 2018, the Company published a notice to shareholders and proxy statement, summoning an annual general meeting of the Company’s shareholders, to be held on August 20, 2018. The record date thereof for purposes of shareholders’ entitlement to vote therein is July 19, 2018, with its agenda including the following items:

1)
Appointment for an additional year and until the convening of the next annual general meeting of the Company’s incumbent directors: Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt;

68 Israel Chemicals Limited Q2 2018 Results

2)
Appointment of Dr. Nadav Kaplan as a new external director of the Company. Dr. Kaplan will replace Dr. Miriam Haran, whose third term as external director of the Company is expected to conclude on August 29, 2018. If appointed, Dr. Kaplan will be entitled to receive a compensation identical to that granted to the Company’s other incumbent external director, Ms. Ruth Ralbag, until conclusion of her first term in office, i.e. until January 9, 2021. Pursuant to the resolution of the Company’s Compensation Committee and Board of Directors dated July 15, 2018, as of January 10, 2021, Dr. Kaplan shall be compensated according to the schedules provided in the Compensation Regulations respecting a Rank E company. Furthermore, the Company’s Compensation Committee and Board of Directors resolved, on the same occasion, that beginning in January 10, 2021, the method of relative compensation practiced by the Company until such date shall cease, and as of such date all directors entitled to compensation for their service shall be compensated in accordance with the schedules provided in the Compensation Regulations respecting a Rank E company;

3)
Reappointment for an additional year and until the convening of the next annual general meeting of the Company’s CPA auditors, Somekh Chaikin a member of KPMG International, as our independent auditor;

4)	Review of the Company’s audited annual financial statements for the year ended December 31, 2017;

5)
Subject to their reappointment as provided in Section 1) above, approval of capital compensation for the year 2019 to each of the Company’s directors, as may serve from time to time, excluding the Chairman of the Company’s Board of Directors, Mr. Johanan Locker, and the directors who are officeholders in our controlling shareholder, Israel Corporation Ltd., Messrs. Aviad Kaufman, Avisar Paz and Sagi Kabla. For further information, see Note 5 to the Company’s condensed consolidated interim financial statements as at June 30, 2018;

6)
Subject to his reappointment as provided in Section 1) above, approval of equity compensation for 2018 to the Chairman of the Company’s Board of Directors, Mr. Johanan Locker. For further information, see Note 5 to the Company’s condensed consolidated interim financial statements as at June 30, 2018;

7)	Approval of annual bonus for 2017, as well as a special bonus, to the Company’s retiring Acting CEO, Mr. Asher Grinbaum.

Further to the structural adjustments of the Company's business divisions, as described under "Other Information", as of August 2018, Mr. Noam Goldstein will serve as President of the Potash Division, Ms. Anat Tal as President of the Industrial Products Division, Mr. Ofer Lifshitz as President of the Phosphate Solutions Division, and Mr. Eli Glazer as President of the Innovative Ag Solutions Division. In addition, as of August 2018 Mr. Noam Goldstein, Ms. Anat Tal and Ms. Miri Mishor, SVP Global IT will be considered executive officeholders of the Company.

69 Israel Chemicals Limited Q2 2018 Results

Risk Factors

In the six-month period ended June 30, 2018, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2017.

Legal Proceedings

Derivative Actions

Further to that stated in the Company’s Annual Report on Form 20‑F for the year ended December 31, 2017, in connection with an application for certification of a derivative action filed against the Company, the five highest‑paid senior Company officers and the members of the Company’s Board of Directors, regarding the payment of annual bonuses for the years 2014 and 2015, on April 17, 2018, the applicant filed his reply to the Company’s response to the said application for certification of a derivative action. In addition, on May 2, 2018, the Supreme Court accepted the Company's appeal in connection with the District Court’s decision to reject the Company’s request to submit the report of the Special External Committee established by the Company’s Board of Directors for purposes of examining all the aspects arising from the application for certification (the "Special Committee's Report"), and determined that the Special Committee's Report will be submitted as evidence to the District Court. The Supreme Court further ruled that the applicant shall bear a portion of the Company's expenses in connection with its request for appeal.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2018.

70 Israel Chemicals Limited Q2 2018 Results

Other Information

Organizational structure alignment with the Company’s strategy

On July 31, 2018, ICL's Board of Directors approved adjustments to ICL's organizational structure in order to align with its strategy, launched earlier this year. ICL's strategy is based on enhancing market leadership across its three core mineral value chains of Bromine, Potash and Phosphate, as well as realizing the growth potential of Innovative Ag Solutions. In accordance, the Company's operations will be divided into four business divisions: Industrial Products (Bromine); Potash; Phosphate Solutions; and Innovative Ag Solutions. The organizational structure adjustment will enter into effect by the end of August 2018.

The Company is presently in the process of reviewing the accounting implications, including the reporting of its operational segments in its financial statements as required in accordance with the applicable accounting standards. In order to provide additional visibility, the Company has prepared an interim presentation of preliminary estimated sales and profit of the business divisions according to the new structure, for Q2 2018 and the comparable period in Q2 2017, reconciled to ICL's consolidated sales and adjusted operating profit. The division’s figures breakdown below have not been reviewed by the Company’s independent auditors and are provided solely for the convenience of ICL’s shareholders.

Sales		Division Profit
4-6/2018	4-6/2017	4-6/2018	4-6/2017
$ millions	$ millions	$ millions	$ millions

Potash	346	314	76	61
Phosphate Solutions	540	507	55	37
Industrial Products (Bromine)	331	291	94	76
Innovative Ag Solutions	212	190	23	19
Set-off (including G&A and Other)	(58)	(48)	(60)	(65)
Sub-Total	1,371	1,254	188	128
Divested businesses	-	68	-	25
Total	1,371	1,322	*188	*153

* ICL Adjusted Operating Profit

Sale of the entire holdings of XT Investments Ltd. in ICL

According to the information conveyed to the Company, on June 25, 2018, XT Investments Ltd. (who, up to the sale date, held 20% of the issued share capital of Millennium Investments Elad Ltd. (holding, on its part, 46.94% of Israel Corp. Ltd share capital)) sold 377,662 ordinary shares of the Company that constituted, as at the sale date, approximately 0.03% of the Company’s issued share capital, in an off-market transaction according to a rate of ILS 17.10 per share. According to the information conveyed to the Company, following the sale, XT Investments Ltd. does not directly hold any shares of the Company.

Sale of Rovita

On June 5, 2018, the Company entered into an agreement for the sale of the assets and business of its subsidiary, Rovita, for no consideration (hereinafter – the Agreement). Rovita produces commodity milk protein products, using by-products from the whey protein business of Prolactal, which is part of ICL’s Specialty Solutions segment. As part of the sale, the Company engaged with the buyer in a long-term supply agreement whereby the buyer will continue to purchase by-products from the whey protein business of Prolactal. On July 2, 2018, the Company completed the sale transaction. Rovita’s operations generated a loss of $2 million in the second quarter of 2018. For further information see Note 6 to the Company’s condensed consolidated interim financial statements as at June 30, 2018.

71 Israel Chemicals Limited Q2 2018 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 1, 2018